Exhibit (a)(5)(xi)

ORACLE COMPLETES PURCHASE OF RETEK
Retek To Operate as Separate Business Unit of Oracle

REDWOOD SHORES, Calif., April 11, 2005 – Oracle Corporation (NASDAQ: ORCL) announced that it now controls approximately 94 percent of the outstanding stock of Retek Inc. (NASDAQ: RETK), enabling it to immediately complete its acquisition of Retek under Delaware law. Oracle accepted for purchase approximately 48 million shares of Retek stock in its tender offer for all outstanding Retek shares, which expired at 5:00 pm, New York City time, on Monday, April 11, 2005. In addition, Oracle purchased a net total of 5,500,000 shares of Retek stock in market transactions at prevailing prices prior to launching the tender offer.

      The merger will occur on Tuesday, April 12, 2005. All remaining outstanding Retek shares, other than those held by Retek, Oracle or their respective subsidiaries and stockholders who properly perfect appraisal rights under Delaware law, will be converted in the merger into the right to receive $11.25 per share in cash.

      “With our acquisition of Retek complete, Oracle is poised to provide retailers with an unparalleled partner for information technology solutions,” said Charles Phillips, Oracle’s President.

Announces Oracle Retail Global Business Unit

     Oracle also announced the formation of the Oracle Retail Global Business Unit. “By establishing a separate business unit, we will be able to maintain the specialization of Retek’s employee base and quickly go to market in the retail sector,” stated Phillips. “Retek’s retail solutions will be brought to market along with Oracle’s E-Business Suite, Database 10g, Applications Server 10g, and Oracle’s Collaboration Suite to provide a complete solution for the retail industry.”

Customers Support “Powerful” Joint Solution Set

     “We are a long-time business partner to both Oracle and Retek. The merger will combine two independently successful and complementary product lines into a single, powerful solution,” said Jeff Kish, senior vice president and chief information officer, Stage Stores, Inc. “Any retailer looking for a solution has got to consider Oracle and Retek as a front-runner.”

     Oracle and Retek have enjoyed a strong partnership since Retek was founded in 1986. Retek’s products have been developed on Oracle’s technology platform using Oracle’s development tools. Nearly 80 percent of Retek’s customers run their Retek applications on the Oracle database.

Customer Town Hall Meeting Scheduled for Friday, April 15th

           Oracle President Charles Phillips will host a live online customer Town Hall meeting on Friday, April 15 at 11 am PDT. Join the webcast at www.oracle.com/retek or dial 877-915-2768 (Int'l Number: 212-287-1615), Passcode: Town Hall.

           Oracle is the world’s largest enterprise software company. For more information about Oracle, including supplemental financial information, please call Investor Relations at 650-506-4073 or visit Oracle on the web at www.oracle.com/investor.